UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Stepstone Art Resources, LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Massachusetts

    Date of Organization:

    October 27, 2015

Physical Address of Issuer:

1921 Dublin Road, Richmond, MA, United States 01254

Website of Issuer:

https://www.see.me/

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$27,586	$60,058
Cash & Cash Equivalents	$(12,877)	$9,669
Accounts Receivable	$0	$0
Current Liabilities	$149,580	$24,320
Long-term Debt	$428,768	$441,093
Revenues/Sales	$116,651	$105,892
Cost of Goods Sold	$43,109	$20,535
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(218,824)	$(79,307)

Table of Contents

Stepstone Art Resources, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Stepstone Art Resources, LLC, also known as SeeMe ("**See|Me,**" the "**Company,**" "**we,**" "**us,**" or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.see.me/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Brendan Burns
_____
(Signature)

Brendan Burns
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brendan Burns
_____
(Signature)

Brendan Burns
_____
(Name)

Manager
_____
(Title)

April 28, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 28, 2023

Stepstone Art Resources, LLC



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

The Company operates a global platform that helps serious visual artists connect with art consumers and collectors and earn money. Essentially "LinkedIn for Artists," the Company's platform helps artists market and sell their work and consumers easily discover art and artists whose work they love. The Company generates revenue through membership fees from artists, the sale of products based on their art to enthusiasts and collectors and licensing of images to corporations and advertisers. Artists that join Stepstone's membership base on its website see.me are provided marketing tools and a process to help them gain recognition and find economic opportunity thru art sales and commissions. The Company is also using the data it collects to build a predictive algorithm to identify early stage artists whose work is likely to increase in value.

The Company was formed on October 27, 2015. In 2017, the Company acquired two venture-backed art businesses as part of its growth strategy. The Company conducts business under the name of See.me. The Company is currently headquartered in Massachusetts and sells its products and services through the internet throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on third-party service providers for a variety of services.

We depend on third party service providers to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if these providers do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our operations and services may be adversely impacted if companies to whom we delegate certain operational responsibilities do not perform to our expectations. Our third-party service providers may also be unable to quickly recover from many factors outside of our or their control, including, without limitation, raw material shortages, inadequate capacity, labor disputes, transportation disruptions, weather conditions or natural disasters. They may also be subject to financial difficulties that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two third-party providers for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we will initially sell our products and services directly to consumers. As such, we may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face competition in the future from other internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users to our platform or if our platform users decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We have launched a global platform that helps serious artists and photographers gain recognition, connect with enthusiasts and collectors and earn money. The size of our user base on the platform and our users' level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services and products offered. If people do not perceive our platform or services or products to be useful, reliable and/or trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active user base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financials results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Increases in the price and supply of raw materials, packaging, oil and natural gas costs, freight costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, freight and our ability to pass the costs of these materials onto our customers. Historically, market prices for ink and high quality paper stock have fluctuated in response to a number of factors, including general economic conditions such as inflation, changes in U.S. government support programs, impacts of disease outbreaks on paper sources and the potential effect on supply and demand as well as weather conditions. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, freight delivery or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

The Company operates a global platform that helps serious visual artists connect with art consumers and collectors and earn money. Essentially "LinkedIn for Artists," the Company's platform helps artists market and sell their work and consumers easily discover art and artists whose work they love. The Company generates revenue through membership fees from artists, the sale of products based on their art to enthusiasts and collectors and licensing of images to corporations and advertisers. Artists that join Stepstone's membership base on its website see.me are provided marketing tools and a process to help them gain recognition and find economic opportunity thru art sales and commissions. The Company is also using the data it collects to build a predictive algorithm to identify early stage artists whose work is likely to increase in value.

The Company was formed on October 27, 2015. In 2017, the Company acquired two venture-backed art businesses as part of its growth strategy. The Company conducts business under the name of See.me. The Company is currently headquartered in Massachusetts and sells its products and services through the internet throughout the United States and internationally.

Business Plan

The Company plans to significantly expand its business by expanding technology and product development, growing out its infrastructure and increasing sales and marketing. Any capital we raise in the future will empower us to expand technology and product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Annual Platform Membership	Provides members the ability to create a profile on the platform and access marketing tools and sales distribution and promotion.	Visual artists globally.
Open Call Entry Fees	Visual artists competitions requiring payment of an entry fee by participants	Visual artists globally.
Art Sales	Provides members the ability to sell art to collectors	Direct to consumers, primarily to baby boomers and Millennials
SeeMe "Future Stars"	Using its predictive algorithm (in alpha/beta today), the Company identifies artists whose work should appreciate in value and invests in artwork directly along with representing those artists in an agency capacity.	Direct to collectors, HNW individuals and for the Company's long-term portfolio.

Competition

The markets in which our products and services are sold are highly competitive.

The Company's primary competition is focused on selling art or supporting artists, but almost never both. These players are almost exclusively focused on the high end of the market. From an online art retail perspective, they are "walled gardens" which serves neither the artist nor collector long-term. The world is moving to a reality where activity and assets can move freely between markets. The fundamental difference between the Company's approach and the competitive landscape is that we are approaching this opportunity from a "web3" perspective. Meaning building a sales and marketing platform for artists who are (a) incentivized to help grow the community (i.e. tell my friends and benefit from it), (b) can pursue opportunities inside and outside of the immediate product definition and (c) whose experience is improved by an orchestral view of the activity cross market. Primary competitors in the market include lightspacetime.art, Saatchi Art and Artepreneur.

Customer Base

The Company has two customers, ambitious visual artists and consumer collectors. Artists range in age from college to late boomers and all levels of experience, including highly accomplished. Consumer/collectors range from first-time art buyers to experienced collectors.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brendan Burns	CEO, Founder and Chairman	CEO and Founder of Stepstone Art Resources, Inc., 2015 – Present Responsible for strategy and general CEO responsibilities	Fordham University, B.S., Business, 1990; Columbia University Graduate School of Business, MBA, Corporate Finance and Entrepreneurial Studies, 1995.

Biographical Information

<u>Brendan Burns</u>: Brendan is the CEO, Founder and Chairman of the Company. He has spent over 20 years at leading technology, arts and financial institutions including the Company, Culture.tech, 1000|Museums, Moody's Investors Service, Salomon Brothers, and AdOne, an Internet software pioneer. Prior to launching the Company, Brendan developed a turnaround plan and strategic repositioning as the CEO of 1000|Museums, a venture-backed ecommerce and art licensing pioneer. 1000|Museums built a global network of fine art museums such as the Guggenheim (NYC), the Van Gogh Museum (Amsterdam) and the MFA Houston, among many others. While in this role, Brendan raised over $5 million in private equity capital for 1000|Museums and ultimately sold the company to a strategic acquiror. Brendan was also a co-founder of AdOne, a pioneering Internet advertising company, where he led a series of successful financings from leading venture firms including Venrock and Pritzker Ventures. Later, he engineered a buyout with the financial backing of the Hearst Corporation, Scripps, and Advance/Newhouse (subsequently raising over $30 million). Under Brendan's guidance, the company became a pioneer in dynamic Internet classified advertising and built the largest network of local-based media websites in North America representing approximating 50% of total US daily newspaper circulation and over $1 billion in transaction value. Brendan is also an experienced entrepreneurship educator and is an adjunct professor in the Lang Center for Entrepreneurship at Columbia's Graduate Business School while also serving on the Advisory board of the Lang Fund which invests in and mentors promising student-originated startups. Additionally, in 2021, Brendan helped conceive and launch The Enterprise Studio at Sotheby's Institute of Art, a global entrepreneurship accelerator for aspiring art professionals. Brendan has an MBA from the Graduate Business School of Columbia University and earned his B.S. from Fordham University. As a professor and mentor, Brendan has helped nurture young entrepreneurs whose companies have gone on to raise over $2 billion in capital and achieve over $15 billion in economic value while employing thousands of people and improving the world.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Massachusetts law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital interests consist of common units (the "**Common Units**"), preferred units (the "**Preferred Units**") and incentive units, which have no voting rights and are deemed "profit interests" (the "**Incentive Units**"). The Company has established the 2018 Incentive Plan for which 250,000 awards are authorized for issuance thereunder (whether by Options to purchase Common Units or Incentive Units), provided, however, that Options may not exceed 195,000. As of the date of this Form C-AR, 765,000 Common Units and 622,080 Preferred Units are issued and outstanding. No awards have been issued under the Incentive Plan.

Outstanding Equity Securities

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Common Units
Amount Outstanding	765,000
Voting Rights	1 vote per Common Unit
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Common Units which may dilute the Security.

Type	Preferred Units
Amount Outstanding	622,080
Voting Rights	1 vote per Preferred Unit
Anti-Dilution Rights	Yes
Other Material Terms	(a) Right to receive priority distributions, payable when declared, equal to the capital contributions to acquire such Preferred Units; and (b) Liquidation Preference equal to the capital contributions to acquire such Preferred Units.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Preferred Units which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd Notes
Face Value	$62,523
Voting Rights	The holders of Crowd Notes are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $4,000,000; Discount rate of 20%; Conversion into Preferred Units
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd Notes which may dilute the Security.

Type	Convertible Notes
Principal Amount Outstanding	$61,500
Voting Rights	The holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $6,000,000; Convertible into Common Units
Interest Rate	8%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$15,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$55,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $8,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$60,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $7,500,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$40,651*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $6,000,000; Discount of 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $797 in SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Unsecured Loan from Company CEO and Founder
Amount Outstanding	$266,634
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Business Line of Credit
Amount Outstanding	$11,263
Interest Rate and Amortization Schedule	39.80% per annum; Monthly minimum interest payments
Description of Collateral	Secured
Maturity Date	None

Type	SBA EIDL Loan
Amount Outstanding	$135,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest, of $669 monthly. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	May 2050

Type	Stripe Business Loan
Amount Outstanding	$6,846
Interest Rate and Amortization Schedule	25% of merchant receivables are withheld to repay the loan Minimum amount of $1,001 must be paid every 60 days to lender
Description of Collateral	Secured
Maturity Date	February 7, 2024

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$91,500*	6	Product Development and General Working Capital	February 2, 2020; November 25, 2020; January 1, 2021; February 5, 2021; August 10, 2021; December 21, 2021	Section 4(a)(2)
Common Units	N/A	10,000	N/A	January 10, 2020	Rule 701
SAFE (Simple Agreement for Future Equity)	$130,000	5	Product Development and General Working Capital	February 22, 2022; August 31, 2022; September 15, 2022; October 31, 2022; January 15, 2023	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$40,651**	78	Product Development and General Working Capital	March 19, 2023	Reg. CF

*$30,000 in Convertible Notes were subsequently converted into Preferred Units.
**Includes $797 in Crowd is SAFEs issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Brendan Burns	760,000 Common Units	54.79%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $43,020 in cash and cash equivalents, and when combined with an available credit line of $25,000, leaves the Company with approximately 5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In March 2023, the Company completed an offering pursuant to Regulation CF and raised $39,854.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) During 2017 and through 2019, Brendan Burns, the CEO and Founder of the Company, paid for various operating expenses of the Company through loan advances. The aggregate amount of these advances as of December 31, 2021 was $266,634. Such loan advances do not carry an interest rate and do not have a maturity date. The balance as of November 30, 2022 was $266,634.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 28, 2023

Stepstone Art Resources, LLC

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Stepstone Art Resources, LLC

Profit and Loss - DRAFT
January - December 2022

	TOTAL
Income	
Income	
Art Sales	28,760.84
Disputes/Refunds	-4,924.66
Open Call Entry	42,684.28
Renewable Memberships	41,165.44
Total Income	**107,685.90**
Stripe Income	
Quarterly Subscriptions	7,825.59
Total Stripe Income	**7,825.59**
Uncategorized Income (144)	1,140.00
Total Income	**$116,651.49**
Cost of Goods Sold	
Art Sale Royalty	4,322.47
Cost of Goods Sold	
Currency Conversion	0.00
Events	17,560.00
Paypal Merchant Service Fees	1,142.47
Stripe Merchant Services Fees	2,934.08
Supplies & Materials	17,150.86
Total Cost of Goods Sold	**38,787.41**
Total Cost of Goods Sold	**$43,109.88**
GROSS PROFIT	**$73,541.61**
Expenses	
Advertising & Marketing	29,303.02
Advertising/Promotional	573.62
Amortization Expense	14,000.00
Awards	3,000.00
Contractors	160,273.29
Legal & Professional Fees	
Accounting & Tax	18,435.00
Legal Fees	185.95
Total Legal & Professional Fees	**18,620.95**
Office/General Administrative Expenses	
Bank Charges & Fees	333.00
Business Meals	3,558.13
Dues & Subscriptions	15,272.00
Fees and Licenses	1,243.50
Insurance	395.00
Loan Fees	1,126.25


Stepstone Art Resources, LLC

Profit and Loss

January - December 2022 - DRAFT


	TOTAL
Office Supplies	7,686.52
Rent/Co Work Space	530.04
Shipping Costs	201.69
Software & Computer Services	9,352.94
Total Office/General Administrative Expenses	**39,699.07**
Travel	
Lodging & Transportation	7,483.39
Parking/Tolls/Fuel	2,499.80
Travel Meals	11,854.15
Total Travel	**21,837.34**
Total Expenses	**$287,307.29**
NET OPERATING INCOME	**$ -213,765.68**
Other Income	
Cash Back Rewards	516.25
Interest Earned	11.39
Total Other Income	**$527.64**
Other Expenses	
Interest Paid	5,586.13
Total Other Expenses	**$5,586.13**
NET OTHER INCOME	**$ -5,058.49**
NET INCOME	**$ -218,824.17**

Stepstone Art Resources, LLC

Balance Sheet - DRAFT

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Capital One *6709	10,566.30
Greylock *0496	-23,749.72
PayPal Bank	306.11
Stripe Clearing Account	0.00
Total Bank Accounts	**$ -12,877.31**
Other Current Assets	
Loans & Exchanges	774.85
Receivables from Partners	
Micandea LLC	1,000.00
Revolutionary Consultants Inc	400.00
Ron Lascoe	1,500.00
Walter Bernheimer	400.00
Total Receivables from Partners	**3,300.00**
Total Other Current Assets	**$4,074.85**
Total Current Assets	**$ -8,802.46**
Other Assets	
Client List - Seeme	
Acc Amtz - Client List Seeme	-55,833.02
Client List - Seeme - Other	50,000.00
Total Client List - Seeme	**-5,833.02**
Goodwill - Boomboomprints Assets	
Acc Amtz - GW BoomBooom	-3,612.80
Goodwill - Boomboomprints Assets - Other	10,000.00
Total Goodwill - Boomboomprints Assets	**6,387.20**
Goodwill-Seeme	
Acc Amtz - GW Seeme	-14,165.34
Goodwill - Seeme - Other	50,000.00
Total Goodwill-Seeme	**35,834.66**
Total Other Assets	**$36,388.84**
TOTAL ASSETS	**$27,586.38**

Stepstone Art Resources, LLC

Balance Sheet
As of December 31, 2022 - DRAFT

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One *1460	7,023.56
Total Credit Cards	**$7,023.56**
Other Current Liabilities	
Capital Stripe Loan	3,353.50
Expense Reimbursement Payable	-7,997.77
L/P Seeme.com	0.00
Line of Credit - On Deck Capital	7,694.91
Loan/SBA	137,600.00
Paypal Working Capital	1,906.33
Term Loan- On Deck	0.00
Total Other Current Liabilities	**$142,556.97**
Total Current Liabilities	**$149,580.53**
Long-Term Liabilities	
Due to Brendan Burns	35,553.59
L/P - Democracy VC	62,523.00
L/P - Ira Grossman	0.00
L/P - J. Vadnais	10,000.00
L/P - Patrick T Burns	0.00
L/P - Peter N. Lewin	10,000.00
L/P - Phil Pascarelli	10,797.81
L/P - Short Stop LLC (J Miller)	0.00
L/P Brendan Burns	231,080.00
L/P Michael Riepen	0.00
L/P Terry Waters	0.00
L/P- Hal Polley	50,000.00
L/P- Lascoe Family Trust	0.00
L/P- Lofty Ventures	1,802.74
L/P- Maria Paula Suarez Diaz	7,000.00
L/P- Mike Riepen	10,010.96
Total Long-Term Liabilities	**$428,768.10**
Total Liabilities	**$578,348.63**
Equity	
Opening Balance Equity	0.00

Stepstone Art Resources, LLC

Balance Sheet
As of December 31, 2022 - DRAFT

	TOTAL
Partner's Equity	
Barbara Paley	23,716.00
Becky Yang	4,837.00
Brendan Burns	-499,064.74
Dennis Burns	18,956.00
Eric de Cavaignac	4,837.00
Ira Grossman	23,107.95
J.T. Waters	1,661.43
Lofty Ventures	27,964.38
Micandea, LLC	-36,844.51
Michael Riepen	29,257.53
Patrick Burns	22,397.81
Paul Zehr	18,956.00
Revolutionary Consult	-11,290.82
Ron Lascoe	79,757.57
Short Stop LLC. (J Miller)	28,797.26
Stephanie Grayson Arts LLC	4,837.00
Walter Bernheimer	24,007.58
Total Partner's Equity	**-234,109.56**
Retained Earnings	-97,828.52
Net Income	-218,824.17
Total Equity	**$ -550,762.25**
TOTAL LIABILITIES AND EQUITY	**$27,586.38**